December 9, 2024

Xiameng Ding
Chief Executive Officer
HCYC Holding Company
HCYC Group Company Limited
Suite 1008, 10/F., Ocean Centre, Harbour City,
5 Canton Road, Tsim Sha Tsui, Hong Kong

       Re: HCYC Holding Company
           HCYC Group Company Limited
           Amendment No. 1 to Registration Statement on Form F-4
           Filed November 22, 2024
           File No. 333-282624
Dear Xiameng Ding:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024 letter.

Amendment No.1 to Registration Statement on Form F-4
General

1. Based on your disclosure on page 146, it appears that the current deadline to complete the merger has been extended to December 4, 2024, the date which has already passed. Please update your disclosure to reflect the date by which you are required to complete the merger or advise.
 December 9, 2024
Page 2
Summary of the Proxy Statement/Prospectus
Voting Power, Implied Ownership and Implied Share Values of PubCo Upon Consummation of the Business Combination, page 45

2. We note your response to prior comment 3 and reissue in part. Please expand your discussion to describe the rights of non-redeeming shareholders and the events that permit for redemption.
Risk Factors
AlphaTime is requiring shareholders who wish to redeem their public shares, page 72

3. We note your disclosure on pages 22 and 72 that "[t]he amount of redemptions exercised by AlphaTime shareholders is uncertain, contingent upon many factors out of [y]our control, and are difficult to predict." If material, please include risk factor disclosure related to this uncertainty in the level of redemptions. The Business Combination Proposal
Unaudited Prospective Financial Information of HCYC, page 117

4. We note your response to prior comment 8 and your revised disclosure on page 117.
       Please revise your disclosure about the projections and underlying assumptions to discuss all material assumptions underlying the projections described in this section or confirm that you have done so. In this regard, we note your
references to    revenue
       growth rates,    which are not further described in the filing.
5. Please refer to your disclosure on page 117 and remove the following disclaimers:
           [t]he HCYC Management Projections are subject to the inherent uncertainties and limitations that can affect long-term projected financial results, and particularly, for HCYC, whether it can achieve its anticipated number of new sales channels and new customers. Accordingly, the usefulness of the HCYC
Management
           Projections is limited and shareholders are strongly cautioned not to place undue reliance, if any, on the HCYC Management Projections, and not to rely on these projections in making any decision regarding the Business
Combination."
           "[t]he HCYC Management Projections are being provided for information purposes only and are not and should not be viewed as public guidance regarding the future performance of HCYC."
AlphaTime Management's Discussion and Analysis of Financial Condition and Results of
Operations
Other Contractual Obligations
Underwriting Agreement, page 150

6. Please reinstate the disclosure that "[a]fter the Company's IPO, the underwriters of the
       Company did not provide other additional services for the merger agreement and no additional services fees were incurred. The deferred underwriting commission will be paid upon the completion of the initial business combination." In the alternative, disclose what additional services the underwriters provided to you since the IPO and the fees incurred.
 December 9, 2024
Page 3
Report of Independent Registered Public Accounting Firm, page F-56

7. We note your response to comment 12 that the disclosure on page F-55 has been revised to provide audited financial statements for the registrant, HCYC Holding
       Company. The financial statements beginning on page F-56 appear incomplete. Please revise to provide audited financial statements for the registrant, HCYC Holding
       Company, accompanied by a signed independent accountants' report. Refer to Item 14 of Form F-4. In addition, please revise your unaudited pro forma condensed combined financial information beginning on page 83 to include a separate column for HCYC
       Holding Company.

       Please contact Lory Empie at 202-551-3714 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Michael J. Blankenship, Esq.